UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission file number: 001-42508

FBS Global Limited

(Exact name of registrant as specified in its charter)

4 Tagore Lane, #02-00 Sindo Industrial Estate

Singapore 787498

Tel: +65 6285778

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change of Auditor

On August 19, 2025, FBS Global Limited (the “Company”) appointed NLA DKF Assurance PAC (“NLA”) as its independent registered public accounting firm, effective on August 21, 2025. NLA replaces Marcum Asia CPAs LLP (“Marcum Asia”), the former independent registered public accounting firm, which the Company terminated on August 19, 2025. The appointment of NLA was made, after careful consideration by the Company, and has been approved by the board of directors and the audit committee of the board. The Company’s decision to make this change was not the result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit reports of Marcum Asia on the consolidated financial statements of the Company as of December 31, 2023 and 2024 and for the fiscal years ended December 31, 2023 and 2024 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through August 19, 2025, there were no disagreements with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through August 19, 2025, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, except that Marcum Asia advised us that as of December 31, 2024 there were three material weakness related to (1) a lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) a lack of formal internal control policy and procedures to establish formal risk assessment process and internal control framework; and (3) a lack of formal IT process and procedures related to risk and vulnerability assessment, data backup and recovery management, and password management.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of NLA, neither the Company, nor someone on behalf of the Company, has consulted NLA regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that NLA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided Marcum Asia with a copy of the above disclosure and requested that Marcum Asia furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of Marcum Asia’s letter is filed hereto as Exhibit 16.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated August 25, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FBS Global Limited

Date: August 25, 2025	By:	/s/ Ang Poh Guan
Ang Poh Guan
Executive Director and Chief Executive Officer